SECURITI... SEC Mail Processing Section MAR 02 2021 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redbridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2591 Dallas Parkway - Suite 300
(No. and Street)

Frisco	TX	75034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron — (516) 287-2726 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redbridge Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

RICHARD FREEMAN NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redbridge Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redbridge Securities LLC (the "Company"), as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Emphasis of a Matter

As more fully described in Note 6 to the financial statements, the Company has material transactions with its parent company, BBAE Holdings LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2018.

February 25, 2021

Redbridge Securities LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 52,983
Deposit with clearing broker	442,000
Due from clearing broker	734,674
Prepaid expenses	7,400
Total assets	**$ 1,237,057**
Liabilities and Member's Equity	
Liabilities	
Securities sold not yet purchased, at fair value	$ 210,761
Accrued professional fees	26,375
Payable to Parent	7,542
Other accrued expenses	5,340
Total	250,018
Member's equity	987,039
Total liabilities and member's equity	**$ 1,237,057**

See notes to financial statements.

Redbridge Securities LLC
Statement of Operations
Year Ended December 31, 2020

Revenues	
Interest allocation from clearing broker	$ 1,249,430
Fees	618,122
Underwriting	350,692
Order flow rebate	336,781
Commissions	266,251
Error account losses, net of gains of $207,266	(89,661)
Total	2,731,615
Expenses	
Clearance and execution	838,685
Compensation, including benefits	218,565
Marketing and sales promotion	83,133
Professional fees	70,441
Technology and communications	23,473
Regulatory	16,359
Occupancy	10,966
Other	44,788
Total	1,306,410
Net income	$ 1,425,205

See notes to financial statements.

Redbridge Securities LLC
Statement of Changes in Member's Equity
For the Year Ended
December 31, 2020

Member's equity, January 1, 2020	$	**585,334**
Net income		**1,425,205**
Distributions		**(1,023,500)**
Member's equity, December 31, 2020	**$**	**987,039**

See notes to financial statements.

Redbridge Securities LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 1,425,205
Adjustment to reconcile net income to net cash provided by operating activities	
Unrealized gains on securities sold not yet purchased	(206,053)
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Proceeds of securities sold not yet purchased	416,814
Accrued professional fees	7,375
Other accrued expenses	1,677
Due from clearing broker	(639,627)
Payable to Parent	(17,027)
Prepaid expenses	(325)
Net cash provided by operating activities	988,039
Cash flows from financing activities	
Member distributions	(1,023,500)
Net cash used by financing activities	(1,023,500)
Net decrease in cash and cash equivalents	(35,461)
Cash and cash equivalents - beginning of period	88,444
Cash and cash equivalents- end of period	$ 52,983
Supplemental disclosure - interest paid	$ 1,508

See notes to financial statements.

Redbridge Securities LLC
Notes to Financial Statements
December 31, 2020

1. Organization

Redbridge Securities LLC (the "Company"), is a Delaware limited liability company which is wholly owned by BBAE Holdings LLC (the "Parent"), also a Delaware limited liability company, which is wholly owned by BBAE Holdings Ltd. Limited, a British Virgin Islands entity. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

The Company engages in securities transactions for customers but carries no customer accounts on its books. All customer transactions are cleared through a clearing broker, who carries the customers' accounts, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times balances have been more than such insurance coverage.

Revenues
The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers.

Allocated revenues from its clearing broker, Apex Clearing Corporation ("Apex"), consist of a portion of interest and related amounts charged to or earned from customers' credit and debit balances, securities lending and similar arrangements. The accounting for these revenues is outside the scope of ASC 606.

Order flow rebates are earned when the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Each time a customer enters a buy or sell transaction, the Company receives order flow rebates from the brokers

executing the transactions which are collected on the Company's behalf by Apex. The Company believes that its performance obligation is satisfied on trade date (at a point in time) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting revenues are earned by purchasing new-issue securities from the lead underwriter on behalf of customers and do not represent any underwriting commitment on behalf of the Company. Like order flow rebates, the Company believes that its performance obligation is satisfied on trade date (at a point in time) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Fee revenues consist primarily of customer charges for options purchases, sales, exercises, and assignments. As in order flow rebates and underwriting revenues, the Company believes that its performance obligation is satisfied on the date of the trade, exercise, or assignment, as applicable (at specific points in time) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company charges commissions when it buys and sells securities on behalf of its customers. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligations are satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Securities Positions

From time to time as the result of an error, the Company may acquire ownership of or an obligation to purchase securities (long or short positions). It is the Company's policy to liquidate these positions as soon as practicable upon learning of their existence. The Company values these positions at fair value, which is determined in accordance with the parameters discussed in Note 4. Gains and losses on the closing of these positions as well as changes in fair value of open positions are included in the statement of operations.

Income Taxes

The Company and the Parent are disregarded entities for income tax purposes, the Company's results of operations are included in the income tax returns of BBAE Holdings Ltd. Limited.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date the financial statements were available for issuance. Between December 31, 2020 and February 25, 2021, the Company distributed $383,000 to its Parent as capital distributions.

3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to Apex. Under its clearing agreement, the Company must maintain a clearing deposit of $500,000 effective January 1, 2021. The deposit was $442,000 on December 31, 2020 and was increased to $500,000 on January 26, 2021. Apex waived the requirement that the deposit be increased until that date. Pursuant to the Company's clearing agreement, the clearing broker remits payment to the Company in connection with the Company's brokerage activities generally during the subsequent month in which revenues are earned. On December 31, 2020, the amount due from the clearing broker is $734,674, of which $630,774 was due to be received within thirty days from year end and therefore was considered allowable for net capital computation purposes.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with enough frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets.
b. Quoted prices for identical or similar assets or liabilities in markets that are not active.
c. Inputs other than quoted prices that are observable for the asset or liability.
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or

liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

Level 1 liabilities consist of a common stock position sold not yet purchased of $210,761.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $825,647, which indebtedness at December 31, 2020 totaled $39,257. The percentage of aggregate indebtedness to net capital was 4.75%.

6. Related Party Transactions – Allocated Expenses

The Company and the Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with SEC rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses.

Expenses covered by the Agreement for the year ended December 31, 2020 aggregated approximately $227,000, which are included in the accompanying statement of operations as reflected in the table below, offset by approximately $21,000 paid by the Company for the Parent's benefit for various operating expenses including payroll.

Expenses covered by the Administrative Services Agreement	
Compensation, including benefits	$ 201,000
Technology and communications	15,000
Occupancy	11,000
Total	**$ 227,000**

Payable to Parent in the accompanying statement of financial condition of $7,542 arose from the activities discussed above.

As the Parent provides the Company with office space for which the Parent is the lessee, the disclosure requirements of ASC 842 concerning leases are not applicable.

Redbridge Securities LLC

Schedule I

Computation Of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net capital:			
Total member's equity		$	987,039
Deduct non-allowable assets			
Due from clearing broker	103,900		
Prepaid expenses	7,400		111,300
Net capital before haircuts on securities (tentative net capital)			875,739
Haircuts on securities sold not yet purchased, at market value			31,614
Undue concentration on securities sold not yet purchased, at market value			18,478
Net capital		$	825,647
Aggregate indebtedness:			
Accrued professional fees		$	26,375
Payable to Parent			7,542
Other accrued expenses			5,340
Total aggregate indebtedness		$	39,257
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $50,000, whichever is greater)		$	50,000
Excess net capital at 1500 percent		$	775,647
Excess net capital at 1000 percent		$	821,722
Percentage of aggregate indebtedness to net capital			4.75%

See Report of Independent Registered Public Accounting Firm.

Redbridge Securities LLC

Computation of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Redbridge Securities LLC
Reconciliations under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2020

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	825,647
	Net Capital, per schedule I	**$**	**825,647**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	39,257
	Aggregate indebtedness, per schedule I	**$**	**39,257**

Report of Independent Registered Public Accounting Firm on Review of the Rule 15c3-3 Exemption Report

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Rule 15c3-3 Exemption Report

To the Member of
Redbridge Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Redbridge Securities LLC (the "Company") identified paragraph (k)(2)(ii) of Rule 15c3-3 under which the Company claimed an exemption (the "exemptive provision") and (2) the Company stated it met the exemptive provisions in paragraph (k)(2)(ii) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 25, 2021

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Rule 15c3-3 Exemption Report
December 31, 2020

Redbridge Securities LLC ("the Company")

The Company, to its best knowledge and belief, throughout the year ended December 31, 2020, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

DocuSigned by:
R. Barry Freeman Jr.
82A9D926044E405...

Name: Barry Freeman
Title: CEO
Date: February 24, 2021